SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

CULLEN AGRICULTURAL HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

229894 100
(CUSIP Number)

Eric J. Watson 1431 N. Jones Plantation Road Millen, Georgia 30442 (706) 621-6737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229894 100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric J. Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER 11,206,148
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER 11,206,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,706,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 229894 100	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cullen Inc Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,206,148
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,206,148
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,206,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 229894 100	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 1 amends the original Schedule 13D (“Schedule 13D”) previously filed by Eric J. Watson (“Watson”) and Cullen Inc. Holdings Ltd. (“Cullen Holdings”) with respect to ownership of the Common Stock, par value $0.0001 per share (“Common Stock”), of Cullen Agricultural Holding Corp., a Delaware corporation ("Issuer").  Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 19,630,714 shares of Common Stock outstanding as of March 24, 2011 (as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on March 25, 2011).

Item 1.  Security and Issuer.

Item 1 is hereby amended in its entirety to read as follows:

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 1431 N. Jones Plantation Road, Millen, Georgia 30442.

Item 2.  Identity and Background.

The first paragraph of Item 2 is hereby amended in its entirety to read as follows:

Mr. Watson’s business address is 1431 N. Jones Plantation Road, Millen, Georgia 30442.  Mr. Watson has been Chief Executive Officer, Secretary, Treasurer and a member of the Board of Directors of the Issuer since its inception.

Item 3.  Sources of Funds.

Item 3 of the Schedule 13D is hereby amended to add the following:

On March 31, 2011, Cullen Holdings entered into agreements with each of Gallo Holdings Limited, Leonie Investments Limited and Neroli Holdings Limited pursuant to which Cullen Holdings sold 975,000 shares of the Issuer’s Common Stock, 900,000 shares of the Issuer’s Common Stock and 900,000 shares of the Issuer’s Common Stock, respectively, to the purchasers at a purchase price of $0.07 per share.  The agreements provided that the purchasers would pay for the shares through the issuance of promissory notes to Cullen Holdings.  The promissory notes are due on the close of business on March 30, 2013 and bear no interest.  To secure the payment of the promissory notes, each of the purchasers granted to Cullen Holdings a security interest in and to the shares of Common Stock sold and the proceeds thereof.

Also on March 31, 2011, Cullen Holdings entered into agreements with each of Munil Development Inc. and Tim Connell pursuant to which Cullen Holdings sold 950,000 shares of the Issuer’s Common Stock to each of the purchasers at a purchase price of $0.07 per share.  Pursuant to the agreements, the sales will close on May 31, 2011 at which time the purchasers will pay the purchase price in cash to Cullen Holdings.

CUSIP No. 229894 100	SCHEDULE 13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

After the sale of shares referred to in Item 3, Watson is the beneficial owner of 13,706,148 shares of the Issuer’s Common Stock, representing 11,206,148 shares of Common Stock held by Cullen Holdings and 2,500,000 shares of Common Stock issuable upon exercise of the Insider Warrants held directly by Watson.  Watson is the beneficial owner of 61.9% of the Issuer’s outstanding Common Stock.  Watson has shared voting and dispositive power over the 11,206,148 shares of Common Stock held by Cullen Holdings and sole voting and dispositive power over the 2,500,000 shares of Common Stock issuable upon exercise of the Insider Warrants.  The foregoing amounts do not include 6,630,000 shares of Common Stock issuable upon the exercise of Initial Warrants that are not currently exercisable and will not become exercisable within 60 days.

After the sale of shares referred to in Item 3, Cullen Holdings is the beneficial owner of 11,206,148 shares of Common Stock.  Cullen Holdings is the beneficial owner of 57.1% of the Issuer’s outstanding Common Stock.  Cullen Holdings has shared voting and dispositive power over the 11,206,148 shares of Common Stock.

In the past 60 days, Watson and Cullen Holdings effected the transactions described under Item 3 above and such transactions are incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

In connection with the sales in March 2011 described under Item 3 above, Cullen Holdings and each of Gallo Holding Limited, Leonie Investments Limited and Neroli Holdings Limited entered into a pledge and escrow agreement in order to secure the payment of the promissory notes referred to in Item 3.  If any of Gallo Holding Limited, Leonie Investments Limited or Neroli Holdings Limited fails to satisfy its obligations under the promissory notes, Cullen Holdings shall have the right to satisfy such obligations through the return and/or subsequent sale of the shares of the Issuer’s Common Stock sold to such party.

CUSIP No. 229894 100	SCHEDULE 13D	Page 6 of 7 Pages

Item 7.  Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

6.	Form of Purchase Agreement between Cullen Inc. Holdings Limited and each of Gallo Holding Limited, Leonie Investments Limited and Neroli Holdings Limited

7.	Form of Pledge and Escrow Agreement between Cullen Inc. Holdings Limited and each of Gallo Holding Limited, Leonie Investments Limited and Neroli Holdings Limited

8.	Form of Purchase Agreement between Cullen Inc. Holdings Limited and each of Munil Development Inc. and Tim Connell

CUSIP No. 229894 100	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 8, 2011
/s/ Eric J. Watson Eric J. Watson Cullen Inc Holdings Ltd.

By:	/s/ Eric J. Watson
Name: Eric J. Watson
Title: Authorized Person